Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184006

SUPPLEMENT NO. 4
DATED JULY 12, 2013
TO THE PROSPECTUS DATED APRIL 25, 2013
OF BLUEROCK MULTIFAMILY GROWTH REIT, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Bluerock Multifamily Growth REIT, Inc., formerly known as Bluerock Enhanced Multifamily Trust, Inc., or the Company, dated April 25, 2013, Supplement No. 1 dated April 25, 2013, Supplement No. 2 dated May 22, 2013, and Supplement No. 3 dated May 24, 2013. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 4 is to disclose the following:

•	the status of our offering;
•	the termination of the Membership Interest Purchase Agreement, or the Augusta MIPA, for the sale by our affiliate, BR Augusta JV Member, LLC, of its joint venture interest in The Estates at Perimeter, located in Augusta, Georgia;
•	our determination to explore strategic alternatives to enhance the growth of our portfolio; and
•	the suspension of our share repurchase plan through the third quarter of 2013, and the suspension of payment of pending repurchase requests thereunder.

Status of our Offering

We commenced our follow-on offering of shares of our common stock on April 12, 2013, which we refer to as our follow-on offering. In our initial offering, we issued 2.4 million shares of our common stock for gross offering proceeds of approximately $22.2 million. In this follow-on offering, we are offering a maximum of $500,000,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share. We are also offering up to $50,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, or DRP, at $9.50 per share. As of July 8, 2013, we have issued 49,896 shares of our common stock in our follow-on offering for gross offering proceeds of approximately $330,251. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas or Ohio.

Termination of the Augusta MIPA

On April 3, 2013, our affiliate, BR Augusta JV Member, LLC, or Augusta Member JV Entity, entered into the Augusta MIPA with Trade Street Operating Partnership, LP, or Trade Street OP, an unaffiliated third party, for the sale of its entire joint venture interest in The Estates at Perimeter, formerly known as St. Andrews Apartments, located in Augusta, Georgia, or the Augusta property. The sale price for its joint venture interest was to be $13,725,000, subject to deduction for its portion of the outstanding indebtedness on the Augusta property in the amount of approximately $8,950,000 and subject to certain prorations and adjustments typical in a real estate transaction. The closing on the sale of Augusta Member JV Entity’s joint venture interest in the Augusta property was expected to occur on or before May 31, 2013.

For reasons unrelated to the value and condition of the Augusta property, Trade Street OP elected not to proceed with the transactions contemplated by the Augusta MIPA, and the parties mutually agreed that the Augusta MIPA would be terminated. On June 18, 2013, Trade Street OP delivered written notice of termination of the Augusta MIPA to Augusta Member JV Entity, and the Augusta MIPA was terminated effective as of June 18, 2013. We are currently marketing the Augusta Member JV Entity’s joint venture interest in the Augusta property to other potential purchasers.

Exploration of Strategic Alternatives and Suspension of Share Repurchase Plan

On July 3, 2013, we announced that following a meeting of our board of directors on June 27, 2013, we have decided to explore strategic alternatives to enhance the growth of our portfolio. In anticipation of its review of strategic alternatives, our board of directors, including all of the independent directors, voted to suspend our share repurchase plan as of June 27, 2013 through the third quarter of 2013. In addition, our board of directors, including all of the independent directors, voted to suspend payment of pending repurchase requests under the share repurchase plan that were queued as of June 27, 2013 for repurchase.

During the second quarter of 2013, we received requests from stockholders for the repurchase of 7,491 shares, which requests we determined to be in good order on or before June 27, 2013. As a result of the suspension of the share repurchase program, all such repurchase requests were suspended, will remain queued for repurchase, and if and when the share repurchase plan resumes, as determined in the sole discretion of our board of directors, will be treated as a request for repurchase at the next repurchase date funds are available for repurchase, unless the requesting stockholder withdraws his or her request prior to such date.